Exhibit 1

18 July 2005

Manager Companies

Company Announcements Office

Australian Stock Exchange Limited

Level 4, Stock Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Sir,

Rinker’s annual general meeting 18 July 2005

Advance copy of Chairman’s address and Chief Executive’s address

In accordance with Listing Rule 3.13.3, attached is an advance copy of the Chairman’s address and the Chief Executive’s address which are to be given at today’s annual general meeting of members of Rinker Group Limited. The meeting is being held at the Westin Hotel, 1 Martin Place, Sydney and is scheduled to begin at 10:00am.

At the conclusion of the meeting, we will either confirm that there were no changes to the addresses as presented, or advise you of changes made.

Yours sincerely,

P B Abraham
Company Secretary

Rinker Group Limited ABN 53003433118

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067  PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6600  Facsimile (02) 9412 6666

ADDRESS TO SHAREHOLDERS

CHAIRMAN JOHN MORSCHEL

RINKER GROUP LIMITED AGM 2005

18 July 2005

In March we celebrated Rinker’s second anniversary as a separate, listed company. I am delighted to be able to report to you that our second year performance was very pleasing, and we are looking forward to another good year.

Profit after tax for the 12 months ended March was up 46 per cent to 433 million US dollars, or 585 million Australian dollars. The increased profit was in part generated by a 16 per cent lift in trading revenue in US dollars, or a nine per cent lift in Australian dollars.

Return on shareholders’ equity (1) improved strongly up from 13 per cent in US dollars a year ago, to 16.6 per cent. In Australian dollars, ROE grew from 14.2 per cent to 17.3 per cent.

RESULTS

year ended 31 March 2005 (YEM 05)

	US$		A$
• Profit after tax	+ 46%		+ 37%
• Sales	+ 16%		+ 9%
• Return on equity	16.6%		17.3%
	up 3.6	pp	up 3.1	pp

Return on equity is a very important measure for us, and as you can see from the slide, Rinker is well ahead of its peer group – which comprises US and international heavy building materials companies. The slide shows ROE before the amortisation of goodwill, which puts us on a more level playing field compared to our peers.

Another useful measure for benchmarking our performance is earnings per share or EPS. Rinker’s EPS has risen an average of 30.3 per cent a year compound, in US dollars, over the past five years. Once again the slide on the screen shows how Rinker compares against its global peers– again prior to amortising goodwill.

As many of you are probably aware, under the new international accounting rules which Australia has adopted, we will no longer be amortising goodwill – and I draw your attention to the detailed Note 39, on pages 39 and 40 of the annual accounts, which details the impact these new rules will have on our reported result next year.

The new rules also permit Rinker to report in US currency.

There are two major reasons why we have chosen to make this change:

• Firstly, around 80 per cent of our earnings and most of our ongoing growth is in the US

• Secondly, the majority of our operating costs are incurred in US dollars.

Therefore, not only does it make sense to report in US dollars, but it may also reduce the volatility of the Rinker share price - as investors will be less focused on the day to day exchange rate fluctuations.

As you will note from the slide, Rinker’s share price has shown solid improvement over the past 27 months.  At last year’s AGM, I reported a share price of $7.88 Australian. On Friday it closed at A$13.83. That is up 76 per cent over the past year and up 181 per cent since the demerger in March 2003.

Over the past 12 months, shareholders have also benefited from a 50 per cent increase in dividend, to 21 Australian cents per share.

In May this year we announced a change in our dividend policy – lifting our dividend payout ratio to around 35 per cent, which we believe is still appropriate for a growth stock.

The one downside to a higher dividend is that we are no longer able to pay fully franked dividends. Therefore the total dividend for the 12 months to 31 March was effectively only 73% franked.

I am pleased to note that shareholders appear to be comfortable with that trade-off.

Adding together the improvement in the share price and the dividends – assuming they were reinvested in Rinker shares - gives the total shareholder return. For the year

2

ended March, Rinker’s total return was 57 per cent in US dollars and 56 per cent in Australian dollars. This was on top of 82 per cent and 45 per cent respectively for the previous year.

Such returns are extraordinary, and it would be a braver man than I who would stand in front of you and forecast similar returns this year. No one can absolutely predict what might happen with international events, currencies, the oil price, interest rates and so on. However, the share price improvement so far this year reflects the ongoing strong performance of our operations, and investors’ greater understanding of the strength of our business – particularly in the US.

What is interesting to note is the increasing interest from US investors in Rinker. In part that may be due to their greater understanding of the underlying strengths of our major markets in Florida and Arizona.

As I said last year, so long as we continue to perform strongly — and so long as we continue to behave ethically, focusing on what our customers want and mindful of our shareholder and community responsibilities – over the longer term we would expect investors to continue to support us.

I mentioned before that our debt was low. As at 31 March, our net debt (2) was 280 million US dollars, down from 601 million dollars a year earlier. Our gearing or leverage (3) is also very low – net debt over net debt plus equity is below 10 per cent.

Our balance sheet is accordingly very strong – and Rinker continues to generate strong cashflows – so we are in excellent shape to fund ongoing growth.

Our priority in recent times has been organic growth – expanding our base business by building new operating plants and buying quarry reserves. David Clarke will talk more about this shortly.

We are also committed to making value-adding acquisitions. We pursue small acquisitions, which can bolt-on to our existing businesses, whenever that makes sense.  And we can afford to spend a great deal of cash on larger acquisitions, if the right one comes along, at the right price.

We continue to do a lot of work on these potential acquisitions – but the timing is always difficult to predict. We will not make acquisitions for the sake of it – any investment must be value-adding.

So apart from organic growth and paying down debt, we have been investing in our own shares. In May we announced a new on-market buyback of up to 10 per cent of the shares.

During the first quarter of this financial year, we bought back 7.2 million shares, at a total cost of 87 million Australian dollars.

3

As always, the buyback remains subject to larger acquisitions that may emerge.

Meanwhile, your directors remain conscious of the need to manage our capital in the best interests of our shareholders, and we will consider other options should the need arise.

I would like to take a moment to thank my fellow directors for their contribution during the year – particularly our deputy chairman Marshall Criser. His wise counsel and effective oversight as Chairman of the Audit Committee is greatly appreciated.

It is a small board, which functions well on behalf of shareholders – despite being situated on two different continents.

The second independent review of the board was completed in May. As with last year’s review, it recorded that there were no major issues or concerns that required attention.

A major focus for the board is the safety of our employees. Our goal is Zero4Life – no occupational illnesses and recordable injuries to anyone, ever.

Rinker is one of the safest companies in our industry but I am deeply saddened to report that one of our employees lost their life last year. I cannot tell you how important it is to us to stop such devastating accidents occurring.

Zero4Life also means we are aiming for zero environmental incidents. Last year we reported a substantial decline in significant and more serious incidents. Overall it was a very pleasing result and testimony to the efforts of all our people to eliminate environmental incidents.

Corporate governance remains a priority. We have worked hard to build a solid framework of board charters, codes of conduct and numerous policies and practices — which outline our approach to corporate governance and the standards we expect.  These are available for your perusal in the Annual Report and on our website.

For the second year running, we have also published a detailed Remuneration Report and we are submitting it for your vote again this morning. This is ahead of the mandatory requirements, which I trust demonstrates our strong commitment to sound governance.

I am delighted to report that Rinker was a finalist in the Corporate Governance category of the Australian Annual Report Awards this year – along with three other major companies – BHP, Westpac (the eventual winner) and ANZ. Unfortunately we did not win but I think it demonstrates the high standards we strive to implement.

And we didn’t come away empty-handed. Our 2004 Annual Report won the Best New Entrant category at the awards.

4

This morning we released our results for the first quarter of the current year. As I said earlier, these are only reported in US dollars.

1st QUARTER RESULTS

June quarter 2005

• Net profit	US$ 181	m	Ý 62%
• Earnings per share	US 19.3	c	Ý 63%
• Return on equity (5)	21.7% up from 17.6%

Net profit was up 62% on the prior corresponding quarter, while earnings per share (4) or EPS was up 63% — from 11.9 cents to 19.3 cents.

It is still very early in the year and we are expecting significant cost increases over the next nine months, compared with the prior year. We also anticipate some slowing in the rate of growth in US housing construction.

These factors aside, demand remains strong in our major markets and price increases have been unusually frequent. We therefore look forward to another year of solid growth in the US and have lifted our expectations for the current full year profit.

We now expect our US subsidiary, Rinker Materials, to deliver an increase in operational EBIT of around 30%. For the Australian business, Readymix, our expectations of profit in line with last year’s record result remains unchanged.

On behalf of the board, I would like to thank each of you, our shareholders, for continuing to invest in Rinker.

Thanks also to David and his management team, and all of our Rinker people, for their ongoing commitment and hard work.

Thank you.

NOTES:

(1)              Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated by excluding goodwill amortisation from Net Profit attributable to members of Rinker Group Limited.

	US$ million		A$ million
Year ended 31 March	2005	2004	2005	2004
Net profit attributable to members of Rinker Group Limited	432.6	295.6	585.2	426.8
Equity attributable to members of Rinker Group Limited	2,612.5	2,275.7	3,387.1	3,013.3
ROE	16.6%	13.0%	17.3%	14.2%
Goodwill amortisation (after tax)	49.8	50.8	67.5	73.2
Net profit attributable to members of Rinker Group Limited	432.6	295.6	585.2	426.8
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	482.4	346.4	652.7	500.0
ROE pre-amortisation of goodwill	18.5%	15.2%	19.3%	16.6%

5

(2)              Reconciliation of Net debt

Net debt represents current and non-current interest-bearing liabilities less cash assets.

	US$ million		A$ million
	31 March	31 March	31 March	31 March
As at	2005	2004	2005	2004
Current interest-bearing liabilities	257.1	17.4	333.3	23.0
Non-current interest-bearing liabilities	610.9	912.4	792.1	1,208.2
Less: cash assets	(588.2)	(328.5)	(762.6)	(435.1)
Net debt	279.8	601.3	362.8	796.1

(3)              Reconciliation of gearing/leverage

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

	US$ million		A$ million
	31 March	31 March	31 March	31 March
As at	2005	2004	2005	2004
Net debt	279.8	601.3	362.8	796.1
Equity	2,619.8	2,280.6	3,396.6	3,019.8
Gearing/leverage (net debt/ equity)	10.7%	26.4%	10.7%	26.4%
Gearing/leverage (net debt/net debt plus equity)	9.7%	20.9%	9.7%	20.9%

(4)              Reconciliation of Earnings per share for the quarter ended 30 June 2005

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	Information under A-IFRS US$ million
Quarter ended 30 June	2005	2004
Net profit attributable to members of Rinker Group Limited	181.0	112.0
Weighted average number of shares outstanding (million)	937.9	944.5
Earnings per share (cents)	19.3	11.9
Earnings per ADR (1 ADR = 5 ord shares) (cents)	96.5	59.3

(5)              Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

	Information under A-IFRS US$ million
Year ended 30 June	2005	2004
Net profit attributable to members of Rinker Group Limited	562.5	379.8
Equity attributable to members of Rinker Group Limited	2,593.0	2,159.6
ROE	21.7%	17.6%

6

ADDRESS TO SHAREHOLDERS

CEO DAVID CLARKE

RINKER GROUP LIMITED AGM 2005

18 July 2005

Last year was another year of substantial progress for Rinker, and another year of strong, consistent growth. One of the most pleasing aspects of the result was the improvement in return on funds employed (1) for the group as a whole and across all segments.

Return on funds employed

Year ended March 05	YEM05	YEM04

Aggregates	22.0%	17.4%

Cement	32.3%	27.0%

Concrete, block & asphalt	29.0%	19.1%

Concrete pipe & products	23.3%	15.2%

Rinker Materials (US$)	26.7%	17.9%

Readymix (A$)	19.9%	17.1%

Rinker Group Limited (US$)	24.3%	17.1%

Return on funds employed is a pre-tax measure that shows how hard we are working each dollar of capital invested in the business.

For the group, the return in US$ was over 24 per cent, up from 17 per cent in the prior year. For Rinker Materials, the US subsidiary, the return rose from 18 to almost 27 per cent, while for Readymix, the Australian business, it went from 17 to 20 per cent. These are very satisfactory results.

I was particularly pleased to see the improvement in our US concrete pipe business, with the return on funds employed moving from 15 to 23 per cent.

This is a business that was not performing well a few years ago. It is much more geographically spread out than the rest of our US business, and many of its markets do not have the same underlying strengths of Florida or Arizona – that is, high demographic growth and strong fiscal positions. Last year, the business was also hit by a huge hike in the price of steel – used as reinforcing in most of our pipes.

However, a concerted effort by the new management team under Duncan Gage sharply reduced costs, closed some loss-making operations, and was able to lift prices last year. Volumes were also up about five per cent as state government finances improved in many of its markets.

Sales and EBIT growth

Year ended March 05	Sales	EBIT

Aggregates	+13%	+25%

Cement	+12%	+14%

Concrete, block & asphalt	+20%	+69%

Concrete pipe	+12%	+54%

Rinker Materials (US$)	+16%	+48%

Readymix (A$)	+12%	+21%

Rinker Group Limited (US$)	+16%	+43%

The end result was that sales grew 12 per cent and EBIT 54 per cent – a great effort. I would like to thank the pipe team for all their hard work to get there.

All other segments of the group also performed well last year, as you can see from the slide. This was despite very significant cost increases incurred by all of our businesses.

For the US aggregates operations, fuel, electricity and supply costs, especially tyres and steel, were up strongly. Large off-road tyres are in such short supply that we have been getting new equipment - like the loader on the screen - delivered from the factory without them. So, in the interim, we have resorted to using more second-hand tyres and a new – but shorter-life — tyre. It has been quite a challenge keeping our equipment moving!

Construction activity in Florida is extremely strong and we are close to capacity in our aggregates business there. Last year we boosted volumes three per cent and we are installing a new dragline in our FEC quarry in Miami to deliver another 1.5 million tons a year, once it is up and running later this year.

Overall, last year’s aggregates volumes rose two per cent while prices were up over eight per cent.

The Florida-based cement business also performed well under difficult circumstances.

We produce around two million tons of cement a year and import another two million tons. Costs rose sharply last year – electricity, coal and particularly ocean freight – which was up over 50%. However, price increases, combined with operational improvement or productivity savings, were enough to offset the cost increases and improve margins slightly.

Temporary problems at competitors’ cement plants and shortages of imported cement meant that supply in Florida could not keep up with demand – and cement as on allocation - that is, rationed - during part of the year. Fortunately, Rinker Materials was able to keep our two mills running well, and maintain supply, so were able to minimize excessive disruption to our customers.

Concrete, block and asphalt became the largest contributor to our US profits last year, earning almost US$200 million in EBIT.

The Florida, Arizona and Nevada construction markets grew very strongly again – particularly housing - but also helped by the beginning of a recovery in commercial or non-residential construction. Volume gains, together with several concrete price increases during the year, helped offset substantial cost increases.

Across Rinker Materials, concrete volumes were up six per cent and block 13 per cent.

Turning to Australia, the Readymix business again performed well to lift profit by 21 per cent, on top of a 33 per cent increase the previous year.

Margins and return on funds employed were up strongly again and the business is now earning its cost of capital in almost all of our operations.

Construction activity was up across all segments last year with commercial and civil increases stronger than residential. We expect commercial and civil to be even stronger in this current year — offsetting an expected decline in residential activity.

Overall, it was another good year for Rinker and we were able to add to our track record of consistent, solid growth and performance. Including proforma data prepared for the demerger, we can now demonstrate that over the past five years, Rinker has delivered compound growth in sales of 15 per cent a year, growth in EBIT of 23 per cent a year and growth in EBITDA – that is, earnings before interest tax, depreciation an amortisation – of 19 per cent a year.

The slide shows how we compare against our global peers on those measures.

This next slide shows our five year performance against our closest peers – that is, our US competitors Florida Rock, Martin Marietta and Vulcan.

Our mission is to deliver growth in revenue, EBITDA, shareholder value and total shareholder return within the top quartile of our industry.

We have been able to do that over the past few years and we are committed to continuing that level of performance.

There are a number of factors that give us confidence about the future and our ability to keep delivering top quartile returns.

These include:

• The bulk of our business is situated in strong, high growth markets with a history of strong construction activity compared to the US overall

• We hold leading market positions in almost very market in which we operate

• Our focus is on being the low cost operator

• We have a track record of value-adding acquisitions and organic growth

• We are committed to adding shareholder value – right through the organisation, and

• We hold strategic assets and positions in many of our markets which are difficult to replicate.

The first point refers to the bulk of our business being located in strong high growth markets. Around 50 per cent of our US sales revenue comes out of Florida, another 15 per cent from Arizona and a further five per cent from Nevada.

That means around two thirds of our US revenue comes from the three fastest growing states in the US, according to the latest projections from the US Census Bureau. Based on population forecasts to 2030, the Bureau says Nevada will continue as the fastest growing state, followed by Arizona and then Florida in third position. The Bureau says Florida will have overtaken New York as the third largest state in the US over the next 25 years.

In Australia, which accounts for a further 20 per cent of group sales, immigration has more than doubled in the past decade and national population growth is now around 1.2 per cent a year, about the same as the US. We are particularly strong in markets like south-east Queensland – which has similar characteristics to Florida.

Because we know that there is a direct correlation between population growth and construction activity, all this gives us confidence about the future.

For the past 15 years, put-in-place construction activity in Florida has shown average real growth of eight per cent a year and in Arizona 10 per cent a year. That is well above the US average of three per cent.

People continue to move to these locations because of the weather, house prices are relatively cheap compared to say California or the north-eastern US, and new jobs are being created month after month.

Florida has no state income taxes and arguably has the strongest state fiscal position. Both Arizona and Nevada are also in strong financial health.

The second point is our strong market positions. We are the number one operator in our industry in Florida, Arizona and Nevada – and more than 90 per cent of our US revenue comes from markets where we are either number one or two.

Third, we aim always to be the low cost operator and to remain highly competitive with all of our peers. Keeping costs down enables us to better manage margins and customer expectations. We aim every year to offset inflationary costs in our business with operational improvement and productivity gains – and most years we do so. Last year our savings totalled US$49 million – enough to offset general inflation — but not the abnormal cost increases in materials and energy.

This cost focus extends to ongoing downturn planning. We regularly update a comprehensive plan detailing actions to take in the event of an economic slowdown. That is, precisely how to cut costs quickly and efficiently. Fortunately we haven’t had to use these plans….but they are there if needed.

Fourth, we have a track record of value-adding acquisitions and organic development of our business.

Since 1998, we have invested over US$1.7 billion in over 40 acquisitions – almost all of them in the US. I think you can see the results of those acquisitions in the performance of Rinker Materials over the past eight years – very strong and consistent growth, and improved margins.

Last year we made seven small acquisitions, which we could easily “bolt-on” to existing operations.

Our focus for acquisitions and other growth opportunities is the US, although we expect to do some further small but value-adding acquisitions in Australia.

We have people in the US specifically looking at growth opportunities, and all of our managers across the US are involved in the process.

We have also invested significantly in organic development to ensure we continue to service our customers as they grow. Last year we invested over US$90 million in new quarry reserves, trucks to expand our fleet, and five new concrete and block plants – four in the US and one in Australia.

This organic development is low risk and relatively low cost, but it can produce excellent returns.

Fifth, our people understand the importance and relevance of shareholder value right through the organization. They understand the need to generate an adequate return on every dollar of invested capital, and to manage carefully every aspect of their funds employed, including working capital and new capital investment.

To support that way of thinking, our incentives and targets are based around shareholder value.

And finally, we hold strategic assets and positions in many of our markets that are difficult to replicate. We have for example the largest quarry in the United States in Miami, the FEC quarry. It is extremely efficient, with electronic tagging of customer trucks and computerised controls, which deliver a total loading and turnaround time for customers of less than 10 minutes.

And over the years we have developed a distribution system to support our downstream concrete and block assets in Florida, which is one of the most efficient and cost effective in the US.

In Arizona, we hold strong market positions based on a comprehensive network of operations to service our customers with high quality product.

So all of these factors give us confidence about the future. In addition to that, the outlook is positive in almost all of our markets.

The Chairman mentioned our first quarter results announced this morning. These are very pleasing results that reflect the fundamental strengths of our business which I just outlined. However, they are also unusual and they reflect unusual circumstances at the moment in the US.

The dramatic cost escalation in areas such as ocean freight, fuel and steel sparked unscheduled price increases for our products, as we needed to offset the higher costs. But it is rare to have three price increases in a 12-month period in our products. We do not expect to see this continuing as we move forward. Nor do we expect to continue reporting abnormal profit increases — of the order of 50 per cent every quarter.

Looking at the construction forecasts for the US, there is a general expectation that housing will decline this calendar year – although there is little sign of it, particularly in our major markets. Housing construction for the year to May was up seven per cent over the prior 12 months.

However we - like the major forecasters - are cautious and continue to expect a decline over the next 12 to 18 months.

There is a general view however that any decline will be modest and largely offset by an improvement in non-residential construction and the ongoing strong levels of infrastructure activity.

Our major markets of Florida and Arizona are also underpinned by the ongoing demographic movements. For example, 1,000 new people each day are moving into Florida.

Overall, as the Chairman indicated, we are now forecasting a 30 per cent lift in operational earnings before interest and tax for the US business this year. For Readymix, we are looking for profits to remain at the record high levels we reported last year.

Our priorities for this year are:

• Firstly, to improve our safety, occupational health and environmental performance….Occupational illness and vehicle incidents were down last year but overall injury rates were up slightly. We are determined to reach our goal of Zero4Life.

• Our second priority is to continue growing through organic investment and acquisitions, as well as in the base business.

• Third, to continue the rate of performance improvement which you have seen, relative to our competitors, and finally

• To deliver ongoing cost savings through operational improvement projects, aimed at reducing the impact of higher materials, energy and freight costs.

In conclusion, we look forward to another year of strong growth, and trust that your investment in Rinker will continue to deliver satisfactory returns over the long term.

Thank you.

NOTES:

(1)              Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

US$ million Year ended 31 March	EBIT 2005	Funds Employed 2005	ROFE 2005	EBIT 2004	Funds Employed 2004	ROFE 2004
Aggregates	172.1	783.0	22.0%	138.2	796.0	17.4%
Cement	109.0	337.3	32.3%	95.5	354.1	27.0%
Concrete, block, asphalt	197.2	679.1	29.0%	116.4	608.3	19.1%
Concrete pipe and products	81.5	349.0	23.3%	53.1	348.1	15.2%
Other	18.3	13.3	n/a	(11.4)	79.8	n/a
Total Rinker Materials	578.1	2,161.7	26.7%	391.8	2,186.3	17.9%
Readymix	140.4	739.5	19.0%	110.1	699.9	15.7%
Corporate	(11.8)	5.7	n/a	(9.2)	1.6	n/a
Consolidated Rinker group	706.7	2,906.9	24.3%	492.7	2,887.8	17.1%

A$ million Year ended 31 March	EBIT 2005	Funds Employed 2005	ROFE 2005	EBIT 2004	Funds Employed 2004	ROFE 2004
Aggregates	233.7	1,015.1	23.0%	200.9	1,054.0	19.1%
Cement	147.1	437.4	33.6%	137.6	468.9	29.3%
Concrete, block, asphalt	265.3	880.4	30.1%	166.9	805.5	20.7%
Concrete pipe and products	111.3	452.6	24.6%	78.6	460.9	17.1%
Other	24.5	17.2	n/a	(16.0)	105.5	n/a
Total Rinker Materials	781.9	2,802.7	27.9%	568.0	2,894.8	19.6%
Readymix	191.1	958.7	19.9%	158.3	926.9	17.1%
Corporate	(15.9)	7.4	n/a	(13.0)	2.1	n/a
Consolidated Rinker group	957.1	3,768.8	25.4%	713.3	3,823.8	18.7%